September 11, 2018

Frank Verdecanna
Chief Financial Officer
FireEye, Inc.
601 McCarthy Blvd.
Milpitas, CA 95035

       Re: FireEye, Inc.
           Form 10-K/A for the Fiscal Year Ended December 31, 2017 Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 4, 2018
           File No. 001-36067

Dear Mr. Verdecanna:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 1. Description of Business and Summary of Significant Accounting Policies Revenue from Contracts with Customers, page 7

1. You state that you combine intelligence dependent appliances and software licenses with the related intelligence subscription and support as a single performance obligation.
      Please explain further the nature of your support services and how you determined that such services are not separately identifiable from the appliance and related software. Refer to ASC 606-10-25-19 and 25-21.
 Frank Verdecanna
FireEye, Inc.
September 11, 2018
Page 2
2. Please clarify over what period revenue is recognized for the single performance obligation referred to in the previous comment. In this regard, your disclosure appears to indicate that for certain contracts you recognize revenue for the intelligence dependent appliances and software licenses over a different period than the subscription and support services revenue. If true, tell us how you determined that recognizing revenue for a single performance obligation over different periods is appropriate. Refer to ASC 606-10-25-23.
3. You state that when your contracts contain material right of renewal options, you recognize revenue from your intelligence dependent appliance and software license over the estimated useful life of the related appliance and license, which appears to be longer than the contractual term. Please tell us your basis for recognizing such revenue in periods past the contractual term. In addition, tell us when you recognize revenue from the material right. Refer to ASC 606-10-55-42.
4. You state on page 30 that sales and marketing expense includes partner referral fees.
         Please tell us how you determined such classification. Refer to ASC 606-10-32-25 and 26.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



                                                               Sincerely,
FirstName LastNameFrank Verdecanna
                                                               Division of
Corporation Finance
Comapany NameFireEye, Inc.
                                                               Office of
Information Technologies
September 11, 2018 Page 2                                      and Services
FirstName LastName